AMERICAN REALTY CAPITAL PROPERTIES, INC.

ARTICLES SUPPLEMENTARY

6.70% SERIES F CUMULATIVE REDEEMABLE
PREFERRED STOCK

American Realty Capital Properties, Inc., a Maryland corporation (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST:  Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board of Directors”) by Section 4.03 of the charter of the Corporation (the “Charter”) and Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation has by resolution classified and designated 42,973,522 shares of authorized but unissued preferred stock of the Corporation, par value $0.01 per share, as shares of 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article IV of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

6.70% Series F Cumulative Redeemable Preferred Stock

A.           Designation and Number.  A series of preferred stock of the Corporation, par value $0.01 per share (“Preferred Stock”), designated the 6.70% Series F Cumulative Redeemable Preferred Stock (the “Series F Preferred Stock”), is hereby established.  The number of shares of the Series F Preferred Stock shall be 42,973,522.

B.            Maturity.  The Series F Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

C.            Rank.  The Series F Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of common stock, par value $0.01 per share (the “Common Stock”) of the Corporation, and senior to all other equity securities of the Corporation other than equity securities referred to in clauses (ii) and (iii) of this sentence; (ii) on a parity with the Corporation’s Series A Convertible Preferred Stock (as defined in the Charter), Series B Convertible Preferred Stock (as defined in the Charter), and Series C Convertible Preferred Stock (as defined in the Charter) and, when and if issued, the Corporation’s Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) and Series E Cumulative Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), and all equity securities of the Corporation the terms of which specifically provide that such equity securities rank on a parity with the Series F Preferred Stock with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation; and (iii) junior to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank senior to the Series F Preferred Stock with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation.  The term “equity securities” does not include convertible debt securities.

D.            Dividends.

(1)           Holders of shares of the Series F Preferred Stock are entitled to receive, when, as, and if authorized by the Board of Directors and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate of 6.70% of the Liquidation Preference (as defined below) per annum per share (equivalent to an annual rate of $1.675 per share).  Dividends on the Series F Preferred Stock shall accrue daily, shall accrue and be cumulative from January 3, 2014 (the “Original Issue Date”) and shall be payable monthly in arrears on the 15th day of each month (each a “Dividend Payment Date”) commencing February 15, 2014; provided that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest or additional dividends or other sum shall accrue on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day.  The period from and including the Original Issue Date to but excluding the first Dividend Payment Date, and each subsequent period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date, is hereafter called a “Dividend Period.”  Any dividend payable on the Series F Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; provided that the dividend per share payable on the first Dividend Payment Date, which shall be February 15, 2014, will be equal to the sum of (1) the regular monthly dividend per share plus (2) the pro rated portion of the regular monthly dividend per share which shall be calculated based on the number of days from and including the Original Issue Date to but excluding February 15, 2014 (computed on the basis of a 360-day year consisting of twelve 30-day months).  Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”).  Notwithstanding any provision to the contrary contained in these terms of the Series F Preferred Stock, each outstanding share of Series F Preferred Stock shall be entitled to receive, and shall receive, a dividend with respect to any Dividend Record Date equal to the greatest amount payable as a dividend with respect to any other share of Series F Preferred Stock which is outstanding on such date.  The dividends payable on any Dividend Payment Date shall include dividends accrued to but excluding such Dividend Payment Date.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.  All references herein to “accrued and unpaid” dividends or “accumulated and unpaid” dividends on the Series F Preferred Stock (and all references of like import) shall include, unless otherwise expressly stated or the context otherwise requires, both accrued dividends and accumulated dividends, if any, on the Series F Preferred Stock; and all references herein to “accrued and unpaid” dividends or “accumulated and unpaid” dividends on any other class or series of stock of the Corporation shall include, if (and only if) such class or series of stock provides for cumulative dividends and unless otherwise expressly stated or the context otherwise requires, accumulated and/or accrued dividends, if any, on such class or series of stock.

(2)          No dividends on shares of Series F Preferred Stock shall be authorized by the Board of Directors or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such authorization, payment or setting apart for payment or provide that such authorization, payment or setting apart for payment would constitute a breach of or a default under any such agreement, or if such authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(3)          Anything in these terms of the Series F Preferred Stock to the contrary notwithstanding, dividends on the Series F Preferred Stock will accrue and be cumulative from the Original Issue Date, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.  No interest, or sum in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series F Preferred Stock, which may be in arrears, and holders of the Series F Preferred Stock will not be entitled to any dividends, whether payable in cash, securities or other property, in excess of full cumulative dividends described above.  Any dividend payment made on the Series F Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to the Series F Preferred Stock.

(4)          If, for any taxable year, the Corporation elects to designate as a “capital gain dividend” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the “Code”)), any portion (the “Capital Gains Amount”) of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes or series of the Corporation’s stock (the “Total Dividends”), then, except as otherwise required by applicable law, that portion of the Capital Gains Amount that shall be allocable to the holders of Series F Preferred Stock shall be in proportion to the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series F Preferred Stock for the year bears to the Total Dividends.  Except as otherwise required by applicable law, the Corporation will make a similar allocation with respect to any undistributed long-term capital gains of the Corporation, which are to be included in its stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as “capital gains dividends” by the Corporation to its stockholders.

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(5)           No full dividends will be declared and paid or declared and set apart for payment on any class or series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series F Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series F Preferred Stock for all past Dividend Periods.  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series F Preferred Stock and the shares of any other class or series of Preferred Stock ranking on a parity as to dividends with the Series F Preferred Stock, all dividends declared upon the Series F Preferred Stock and any other class or series of Preferred Stock ranking on a parity as to dividends with the Series F Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series F Preferred Stock and such other class or series of Preferred Stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Series F Preferred Stock and such other class or series of Preferred Stock (which, in the case of any such other class or series of Preferred Stock, shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other class or series of Preferred Stock does not have a cumulative dividend) bear to each other.

(6)           Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series F Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment for all past Dividend Periods, no dividends (other than in shares of Common Stock or other shares of stock of the Corporation ranking junior to the Series F Preferred Stock as to dividends and as to the distribution of assets upon liquidation, dissolution and winding up of the Corporation) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made on the Common Stock or any other class or series of stock of the Corporation ranking junior to or on a parity with the Series F Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation nor shall any shares of Common Stock or shares of any other class or series of stock of the Corporation ranking junior to or on a parity with the Series F Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any such shares of any such stock) by the Corporation (except by conversion into or exchange for other stock of the Corporation ranking junior to the Series F Preferred Stock as to dividends and as to the distribution of assets upon liquidation, dissolution and winding up of the Corporation and except for purchases of stock of the Corporation pursuant to Paragraph I hereof for the purpose of preserving the Corporation’s qualification as a REIT (as defined below) for federal and/or state income tax purposes, or pursuant to comparable provisions of the Charter with respect to other classes or series of the Corporation’s stock).

E.             Liquidation Preference.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the outstanding shares of Series F Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation legally available for distribution to its stockholders a liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets or payment is made to holders of Common Stock or any other class or series of stock of the Corporation that ranks junior to the Series F Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, but subject to the preferential rights of the holders of shares of any class or series of stock of the Corporation ranking senior to the Series F Preferred Stock with respect to such distribution of assets upon liquidation, dissolution or winding up.  If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available therefor are insufficient to pay the full amount of liquidating distributions payable on all outstanding shares of Series F Preferred Stock and the full amount of the liquidating distributions payable on all outstanding shares of any other class or classes or series of stock of the Corporation ranking on a parity with the Series F Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, then the holders of the Series F Preferred Stock and all such other classes or series of stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions (including, if applicable, accrued and unpaid dividends) to which they would otherwise respectively be entitled.

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If liquidating distributions shall have been made in full to all holders of Series F Preferred Stock, the remaining assets of the Corporation shall be distributed among the holders of any other class or classes or series of stock of the Corporation ranking junior to the Series F Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, according to their respective rights and preferences and, in each case, according to their respective number of shares.

For purposes of these terms of the Series F Preferred Stock, neither the consolidation or merger of the Corporation with or into any other company, trust or other entity, nor the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, shall be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

After payment to the holders of the Series F Preferred Stock of the full liquidating distributions to which they are entitled, the holders of the Series F Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

In determining whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the Maryland General Corporation Law, no effect shall be given to amounts that would be needed, if the Corporation would be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Series F Preferred Stock.

F.             Redemption.

(1)           The Series F Preferred Stock is not redeemable prior to The fifth anniversary of the Original Issue Date (the “Initial Redemption Date”) except as set forth in Subparagraph F(2) below; provided that the foregoing shall not prevent or limit the right of the Corporation to redeem Series F Preferred Stock pursuant to these terms of the Series F Preferred Stock in order to preserve the qualification of the Corporation as a REIT for federal and/or state income tax purposes as provided in Paragraph I hereof or otherwise affect the application of such terms to the Series F Preferred Stock.  On and after the Initial Redemption Date, the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series F Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to the provisions set forth in the first sentence of the second paragraph of Subparagraph F(3) below, accrued and unpaid dividends thereon to the date fixed for redemption.

(2)           Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series F Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to the provisions set forth in the first sentence of the second paragraph of Subparagraph F(3) below, accrued and unpaid dividends thereon to the date fixed for redemption.  If, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock (whether pursuant to Subparagraph F(1) above or this Subparagraph F(2)), the holders of Series F Preferred Stock shall not have the Change of Control Conversion Right (as defined below) set forth in Paragraph H below with respect to the shares called for redemption.

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A “Change of Control” is when, after the Original Issue Date, the following have occurred and are continuing:

(i)            the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii)           following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(3)           Holders of Series F Preferred Stock to be redeemed shall, if issued, surrender certificates representing such Series F Preferred Stock at the place designated in such notice (or, in the case of shares of Series F Preferred Stock held in book-entry form through a Depositary (as defined below), shall deliver the shares to be redeemed through the facilities of such Depositary) and shall thereafter be entitled to receive the redemption price and any accrued and unpaid dividends payable upon such redemption.  If notice of redemption of any shares of Series F Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside by the Corporation, separate and apart from its other funds, in trust for the benefit of the holders of the shares of Series F Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by the Corporation in providing for the payment of the redemption price plus accrued and unpaid dividends, if any), dividends will cease to accrue on such shares of Series F Preferred Stock, such shares of Series F Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus accrued and unpaid dividends, if any. In the event that any redemption date shall not be a Business Day, then payment of the redemption price plus, if applicable, accrued and unpaid dividends, if any, need not be made on such redemption date but may be made on the next succeeding Business Day with the same force and effect as if made on such redemption date and no interest, additional dividends or other sums shall accrue on the amount so payable for the period from and after such redemption date to such next succeeding Business Day.  If less than all of the outstanding shares of Series F Preferred Stock are to be redeemed, the shares of Series F Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation that will not result in the “Aggregate Share Ownership Limit” as set forth in Section 4.07 of the Charter to be violated.

Anything herein to the contrary notwithstanding, and except as otherwise required by law, the persons who were the holders of record of shares of Series F Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the redemption of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date or the default by the Corporation in the payment of the dividend due on that Dividend Payment Date, in which case the amount payable upon redemption of such shares of Series F Preferred Stock will not include such dividend, and the full amount of the dividend payable for the applicable Dividend Period shall instead be paid on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date as aforesaid.  Except as provided in this paragraph and except to the extent that accrued and unpaid dividends are payable upon redemption pursuant to the foregoing provisions of this Paragraph F, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series F Preferred Stock called for redemption.

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(4)           Unless full cumulative dividends on all outstanding shares of Series F Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods, no shares of Series F Preferred Stock shall be redeemed unless all outstanding shares of Series F Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to Paragraph I of these terms of the Series F Preferred Stock in order to preserve the qualification of the Corporation as a REIT for federal and/or state income tax purposes, or the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to a purchase or exchange offer made on the same terms to the holders of all outstanding shares of Series F Preferred Stock. In addition, unless full cumulative dividends on all outstanding shares of Series F Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods, the Corporation shall not purchase or otherwise acquire, directly or indirectly, any shares of Series F Preferred Stock (except by conversion into or exchange for stock of the Corporation ranking junior to the Series F Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution and winding up of the Corporation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to Paragraph I of these terms of the Series F Preferred Stock in order to preserve the qualification of the Corporation as a REIT for federal and/or state income tax purposes, or the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to a purchase or exchange offer made on the same terms to the holders of all outstanding shares of Series F Preferred Stock.  So long as no dividends are in arrears for past dividend periods and subject to the limitations set forth in the Charter (including these terms of the Series F Preferred Stock), the Corporation shall be entitled at any time and from time to time to repurchase shares of Series F Preferred Stock in open-market transactions, by tender or by private agreement, in each case as duly authorized by the Board of Directors and effected in compliance with applicable laws.

(5)           Notice of redemption will be furnished by the Corporation and will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series F Preferred Stock to be redeemed at their addresses as they appear on the stock transfer records of the Corporation.  No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series F Preferred Stock except as to the holder to whom notice was defective or not given.  Each notice shall state: (i) the redemption date; (ii) the number of shares of Series F Preferred Stock to be redeemed; (iii) the redemption price and whether or not accrued and unpaid dividends will be payable to holders surrendering shares of Series F Preferred Stock or to the persons who were holders of record at the close of business on the relevant Dividend Record Date; (iv) the place or places where the Series F Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; (vi) whether such redemption is being made pursuant to Subparagraph F(1) or Subparagraph F(2); (vii) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (viii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series F Preferred Stock being so called for redemption will not be able to tender such shares of Series F Preferred Stock for conversion in connection with the Change of Control and that each share of Series F Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.  If less than all of the shares of Series F Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series F Preferred Stock held by such holder to be redeemed.

(6)           Upon surrender, in accordance with such notice, of the certificates representing any shares of Series F Preferred Stock to be so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state) (or, in the case of shares of Series F Preferred Stock held in book-entry form through a Depositary, upon delivery of such shares in accordance with such notice and the procedures of such Depositary), such shares of Series F Preferred Stock shall be redeemed by the Corporation at the redemption price plus, except as provided in the first sentence of the second paragraph of Subparagraph F(3) above, accrued and unpaid dividends, if any.  In case fewer than all the shares of Series F Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series F Preferred Stock without cost to the holder thereof.

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G.            Voting Rights.

(1)           Holders of the Series F Preferred Stock will not have any voting rights, except as set forth below.

(2)           Whenever dividends on any shares of Series F Preferred Stock shall be in arrears for 18 or more Dividend Periods, whether or not such Dividend Periods are consecutive, the number of directors then constituting the Board of Directors shall be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and with which the Series F Preferred Stock is entitled to vote as a class with respect to the election of such two directors) and the holders of shares of Series F Preferred Stock (voting separately as a class with all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of such two directors) will be entitled to vote for the election of such two directors to the Board of Directors at a special meeting called by the Secretary of the Corporation upon the written request of the holders of record of at least 10% of the outstanding shares of Series F Preferred Stock or the holders of record of the requisite percentage of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of such two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case the vote for such two directors shall be held at the earlier of the next such annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders until all dividends accumulated on the Series F Preferred Stock for all past Dividend Periods and the then current Dividend Period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment, whereupon the right of the holders of Series F Preferred Stock to elect such two directors shall cease and (unless there are one or more other classes or series of Preferred Stock upon which like voting rights have been conferred and remain exercisable) the term of office of the two directors so elected as directors shall automatically terminate and the authorized number of directors constituting the Board of Directors shall thereupon be reduced accordingly, but subject always to the same provisions for the reinstatement and divestment of the right to elect such two additional directors in the case of any such future dividend arrearage.

In the case of any such request for a special meeting (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders), such meeting shall be held on the earliest practicable date at the place within the United States designated by the holders of Series F Preferred Stock requesting such meeting or, if none, at a place within the United States designated by the Secretary of the Corporation, upon notice similar to that required for an annual meeting of stockholders.  If such special meeting is not called by the Secretary of the Corporation within 30 days after such request, then the holders of record of at least 10% of the outstanding shares of Series F Preferred Stock may designate in writing a holder of Series F Preferred Stock to call such meeting at the expense of the Corporation and such meeting may be called by the holder so designated upon notice similar to that required for annual meetings of stockholders and shall be held at the place within the United States designated by the holder calling such meeting.  At all times that the voting rights conferred by this Subparagraph G(2) are exercisable, the holders of Series F Preferred Stock shall have reasonable access to the preferred stock transfer records of the Corporation.  The Corporation shall pay all costs and expenses of calling and holding any meeting and of electing directors pursuant to this Subparagraph G(2), including, without limitation, the cost of preparing, reproducing and mailing the notice of such meeting, the cost of renting a room for such meeting to be held, and the cost of collecting and tabulating votes.

The provisions of this Subparagraph G(2) supersede anything inconsistent contained in the Charter or Bylaws of the Corporation (the “Bylaws”).

If, at any time when the voting rights conferred upon the Series F Preferred Stock pursuant to this Subparagraph G(2) are exercisable, any vacancy in the office of a director elected pursuant to this Subparagraph G(2) shall occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the outstanding Series F Preferred Stock and any other classes or series of Preferred Stock of the Corporation upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of directors pursuant to this Subparagraph G(2).  Any director elected or appointed pursuant to this Subparagraph G(2) may be removed only by the affirmative vote of holders of the outstanding Series F Preferred Stock and any other class or classes or series of Preferred Stock of the Corporation upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of directors pursuant to this Subparagraph G(2), such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series F Preferred Stock and any such other class or classes or series of Preferred Stock, and may not be removed by the holders of the Common Stock.

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(3)           So long as any shares of Series F Preferred Stock remain outstanding, the Corporation shall not, without the consent or the affirmative vote of the holders of at least two-thirds of the shares of the Series F Preferred Stock outstanding at the time, given in person or by proxy, either in writing, by electronic transmission or at a meeting (with the Series F Preferred Stock voting separately as a class), (i) authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of stock of the Corporation ranking senior to the Series F Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation, or reclassify any authorized stock of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase, any such shares, (ii) amend, alter or repeal any of the provisions of the Charter, including without limitation, any of these terms of the Series F Preferred Stock, so as to materially and adversely affect any right, preference, privilege or voting power of the Series F Preferred Stock or (iii) enter into any share exchange that affects shares of Series F Preferred Stock, or consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into the Corporation, unless in each such case described in this clause (iii) each share of Series F Preferred Stock then outstanding remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving or resulting entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption substantially identical to, and in any event without any material adverse change to, those of the Series F Preferred Stock; provided, however, that any amendment to the Charter to authorize any increase in the number of authorized shares of Preferred Stock or Common Stock or the creation or issuance of the Series D Cumulative Preferred Stock, the Series E Cumulative Preferred Stock or any other class or series of Preferred Stock or any increase in the number of authorized or outstanding shares of Series F Preferred Stock or any other class or series of Preferred Stock, in each case ranking on a parity with or junior to the Series F Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution and winding up of the Corporation, shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series F Preferred Stock.  For purposes of this paragraph, the filing in accordance with applicable law of articles supplementary or any similar document setting forth or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends and other distributions, qualifications or other terms of any class or series of stock of the Corporation shall be deemed an amendment to the Charter.

(4)           The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series F Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption in accordance with the provisions of Subparagraph F(3) hereof.

(5)           Except as expressly stated in these terms of the Series F Preferred Stock, the Series F Preferred Stock will not have any relative, participating, optional or other special voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any corporate action. The holders of shares of Series F Preferred Stock shall have exclusive voting rights on any amendment to the Charter (including the terms of the Series F Preferred Stock set forth herein) that would alter only the contract rights of the Series F Preferred Stock and no holders of any other class or series of stock of the Corporation shall be entitled to vote thereon.

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(6)           On each matter submitted to a vote of the holders of Series F Preferred Stock or on which the holders of Series F Preferred Stock are otherwise entitled to vote, including any action by written or electronic consent, each share of Series F Preferred Stock shall be entitled to one vote, except that when shares of any other class or series of Preferred Stock have the right to vote with the Series F Preferred Stock as a single class on any matter, the Series F Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accrued and unpaid dividends). Notwithstanding anything to the contrary contained herein or in the Charter, the holders of the Series F Preferred Stock may take action or consent to any other action by delivering to the Corporation a consent, in writing or by electronic transmission, of the holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of the holders of the Series F Preferred Stock.

H.            Conversion. The shares of Series F Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Paragraph H.

(1)           Upon the occurrence of a Change of Control, each holder of shares of Series F Preferred Stock shall have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock held by such holder pursuant to Subparagraph F(1) or F(2) above, in which case such holder shall have the right only with respect to shares of Series F Preferred Stock that are not called for redemption) to convert some or all of the Series F Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock per share of Series F Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of

(A) the quotient obtained by dividing (i) the sum of the $25.00 Liquidation Preference per share of Series F Preferred Stock plus the amount of any accrued and unpaid dividends thereon to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined below) (such quotient, the “Conversion Rate”) and

(B) 3.748 (the “Share Cap”).

Anything in these terms of the Series F Preferred Stock to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Series F Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable in connection with the exercise of the Change of Control Conversion Right shall not exceed 161,070,172 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”).  The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap and is also subject to adjustment if the number of authorized shares of Series F Preferred Stock is increased and such additional shares are thereafter issued by the Corporation.

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In the case of a Change of Control pursuant to which Common Stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series F Preferred Stock shall receive upon conversion of such Series F Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to herein as the “Conversion Consideration”).

If the holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of Common Stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of Common Stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

(2)          The Corporation will not issue fractional shares of Common Stock upon the conversion of Series F Preferred Stock in connection with a Change of Control.  Instead, the Corporation will make, and the holders of Series F Preferred Stock shall be entitled to receive, a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

(3)          Within 15 days following the occurrence of a Change of Control (unless the Corporation has provided notice of its intention to redeem all of the shares of Series F Preferred Stock pursuant to Subparagraph F(1) or F(2) above), the Corporation will provide to holders of Series F Preferred Stock a notice of the occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of Series F Preferred Stock at their addresses as they appear on the Corporation’s share transfer records and notice shall also be provided to the Corporation’s transfer agent. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series F Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series F Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any shares of the Series F Preferred Stock, the holders will not be able to convert the shares of Series F Preferred Stock called for redemption and such shares of Series F Preferred Stock shall be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series F Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series F Preferred Stock; (ix) the procedures that the holders of Series F Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series F Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

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(4)          The Corporation shall issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Subparagraph H(3) above to the holders of Series F Preferred Stock.

(5)          To exercise the Change of Control Conversion Right, the holders of shares of Series F Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series F Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series F Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series F Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by the Corporation, duly completed, to the Corporation’s transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series F Preferred Stock to be converted; and (iii) that the shares of Series F Preferred Stock are to be converted pursuant to the applicable terms of the Series F Preferred Stock.

(6)          The “Change of Control Conversion Date” is the date the Series F Preferred Stock is to be converted, which will be a Business Day selected by the Corporation that is no fewer than 20 days nor more than 35 days after the date on which the Corporation provides the notice to holders of Series F Preferred Stock pursuant to Subparagraph H(3) above.

The “Common Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Common Stock is not then listed for trading on a U.S. securities exchange.

(7)          Holders of Series F Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series F Preferred Stock; (ii) if certificated shares of Series F Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series F Preferred Stock; and (iii) the number of shares of Series F Preferred Stock, if any, which remain subject to the holder’s conversion notice.

Notwithstanding the foregoing, if any Series F Preferred Stock is held in book-entry form through The Depository Trust Company or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal as applicable shall comply with applicable procedures, if any, of the applicable Depositary.

(8)          Shares of Series F Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock as described above under Subparagraph F(1) or F(2), in which case only the shares of Series F Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid.  If the Corporation elects to redeem shares of Series F Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series F Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date the redemption price set forth above in Subparagraph F(1) or F(2), as applicable.

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(9)           The Corporation will deliver all securities, cash (including, without limitation, cash in lieu of fractional shares of Common Stock) and any other property owing upon conversion no later than the third Business Day following the Change of Control Conversion Date.  Notwithstanding the foregoing, the persons entitled to receive any shares of Common Stock or other securities delivered upon conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

(10)         Notwithstanding any other provision contained in these terms of the Series F Preferred Stock, no holder of shares of Series F Preferred Stock will be entitled to convert such shares of Series F Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause such holder (or any other person) to have Beneficial Ownership or Constructive Ownership (each as defined in Section 4.07 of the Charter) in excess of the Aggregate Ownership Limit (as defined in Section 4.07 of the Charter).

(11)         The Corporation has reserved and will reserve and keep available at all times, free of any preemptive rights arising by operation of law, under the Charter or Bylaws, under any agreement or instrument to which the Corporation or any of its subsidiaries is a party or otherwise, out of its authorized but unissued shares the maximum number of shares of Common Stock issuable upon conversion of the outstanding shares of Series F Preferred Stock until such time as all of the outstanding shares of Series F Preferred Stock shall have been converted, repurchased and retired or redeemed and retired.  The Corporation covenants that all Common Stock, if any, issued upon conversion of the Series F Preferred Stock will upon issue be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

I.             Restrictions on Ownership and Transfer to Preserve Tax Benefit. The Series F Preferred Stock is subject to all the limitations, terms and conditions of the Charter applicable to Shares (as such term is defined in the Charter) generally, including but not limited to the “Aggregate Share Ownership Limit” and the other terms and conditions (including exceptions and exemptions) of Section 4.07 of the Charter.

J.             Miscellaneous.

(1)           Conversion.  Except as provided in Paragraph H, the Series F Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

(2)           Preemptive Rights.  No holder of shares of Series F Preferred Stock, as such, shall have any preemptive or preferential right to subscribe for or to purchase any additional shares of any class or series of stock of the Corporation or any securities convertible into or exercisable or exchangeable for shares of any class or series of stock of the Corporation.

(3)           Status of Redeemed, Converted and Reacquired Series F Preferred Stock.  In the event any shares of Series F Preferred Stock shall be redeemed, converted as provided in Paragraph H or otherwise reacquired by the Corporation, the shares so redeemed, converted or reacquired shall become authorized but unissued shares of Preferred Stock, without designation as to series or class but available for future issuance and reclassification by the Corporation.

(4)           Severability.  If any preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series F Preferred Stock is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, then, to the extent permitted by law, all other preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption and other terms of the Series F Preferred Stock which can be given effect without the invalid, unlawful or unenforceable preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series F Preferred Stock shall remain in full force and effect and shall not be deemed dependent upon any other such preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series F Preferred Stock unless so expressed herein.

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(5)           Terms of the Series F Preferred Stock.  All references to the “terms” of the Series F Preferred Stock (and all similar references) shall include all of the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and provisions set forth in Paragraphs A through J, inclusive, hereof.

SECOND:  The shares have been classified and designated by the Board of Directors, or a duly authorized committee thereof, under the authority contained in the Charter.

THIRD:  These Articles Supplementary have been approved by the Board of Directors or a duly authorized committee thereof in the manner and by the vote required by law.

FOURTH:  The undersigned Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, AMERICAN REALTY CAPITAL PROPERTIES, INC. has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer and attested to by its President, Secretary and Treasurer on this 2nd day of January, 2014.

AMERICAN REALTY PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch	(SEAL)
Nicholas S. Schorsch
Chief Executive Officer

Attest:

/s/ Brian S. Block
Brian S. Block
Chief Financial Officer, Treasurer, Secretary and Executive Vice President

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